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                           May 28, 2020

       Charles Eidson
       Executive Vice President and Chief Financial Officer
       Contura Energy, Inc.
       340 Martin Luther King Jr. Blvd.
       Bristol, Tennessee 37620

                                                        Re: Contura Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 18,
2020
                                                            Response dated May
15, 2020
                                                            File No. 001-38735

       Dear Mr. Eidson:

               We have reviewed your May 15, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our May 1, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures , page 66

   1. We have read your response to comment 2. Please reconcile the non-GAAP measure coal margin per ton to a
GAAP gross margin that includes depreciation, depletion and
                                                        amortization. In this
regard, a GAAP coal margin per ton should be used as the starting point of the non-GAAP
reconciliation.
 Charles Eidson
Contura Energy, Inc.
May 28, 2020
Page 2

        You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus
Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCharles Eidson                         Sincerely,
Comapany NameContura Energy, Inc.
                                                         Division of
Corporation Finance
May 28, 2020 Page 2                                      Office of Energy &
Transportation
FirstName LastName